June 2, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena Stojic, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust IV
	File No.:	811-09945
	Filing Type:	Form N-1A

Dear Ms. Stojic:

This letter responds to follow up comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by telephone on May 28, 2021, regarding the post-effective amendment to Natixis Funds Trust IV (the "Registrant") registration statement on Form N-1A for each of the Natixis Sustainable Future Funds (each a "Fund" and together the "Funds"), which was filed with the Commission on April 1, 2021 (the "Registration Statement"). For your convenience, we have summarized each comment below, followed by the Registrant's response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement. Unless otherwise noted, comments and responses relate to each Fund.

Please note that the Registration Statement became effective automatically on June 1, 2021.

1.Comment. Each Fund's name includes the word "Sustainable." The Staff believes the word "Sustainable" suggests a type of investment and therefore the Funds should include an 80% name rule policy for each Fund for the word "Sustainable" in the section entitled "Principal Investment Strategies."

Response. The Registrant fully appreciates the Staff's comment regarding Rule 35d-1 and has evaluated the comment with regard to the Funds, and has considered the broader implications of this comment on a number of other funds within the fund complex. The Registrant will continue to evaluate the comment with respect to each fund's annual registration statement update.

Based on considerable legal research and analysis, the Registrant respectfully submits that an 80% policy with respect to the term "sustainable" is not required because such term refers to an investment strategy of the Funds, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term "sustainable" in each Fund's name refers to the Fund's investment strategy that considers such factors as the environmental, social and governance practices of issuers. Accordingly, the Registrant respectfully submits that Rule 35d-1 does not currently require an 80% policy with respect to the term "sustainable" in each Fund's name.

Further, the Registrant notes that the Staff recently published a request for comments on Rule 35d-

1, in which the Staff sought comments as to whether "the Names Rule [should] apply to terms such as 'ESG' or 'sustainable' that reflect certain qualitative characteristics of an investment." See

Request for Comments on Fund Names, Investment Company Act Rel. No. 33809 (Mar. 2, 2020). The Registrant believes that this request for comment further demonstrates that Rule 35d-1 does not currently require funds with "sustainable" in their name to adopt an 80% policy. If the Commission amends Rule 35d-1 to specifically include "sustainable" as a term subject to Rule 35d- 1, the Registrant will respond accordingly.

Prospectus – Item 9 Disclosure: More About Goals and Strategies

2.Comment. Please include under the "Principal Investment Strategies" section of the prospectus, for the Active Index Advisors® ("AIA") U.S. Large Cap Value ESG Segment, the identity of the primary provider used by AIA in analyzing potential investments. Please also briefly summarize the methodology of the provider at a high level.

Response. As noted in the Registrant's response letter dated May 25, 2021, MSCI ESG Data and Analytics is the primary provider used by AIA to analyze potential investments for the U.S. Large Cap Value ESG segment. MSCI ESG ratings assess the extent to which companies are positioned to manage ESG risks and take advantage of ESG opportunities, within an industry specific framework of forward-looking financial materiality. MSCI analysts transform company disclosures and information about a company published by sources outside of a company into ESG ratings and controversy scores. MSCI analysis is additionally used to identify business involvement with gambling, firearms, nuclear, tobacco, and alcohol. The AIA segments exclude businesses involved with gambling, firearms, nuclear, tobacco, and alcohol; securities in these industries generally are excluded from this strategy's investment universe.

AIA reserves the right to use ratings provided by MSCI ESG Data and Analytics and/or ratings provided by one or more other service providers. The Registrant respectfully submits that identification of MSCI in the prospectus would impose unnecessary licensing costs on the Funds and unduly hamper the Fund's ability to use ratings provided by other service providers in the future, and therefore would not be in the best interests of shareholders of the Funds. Accordingly, no additional changes to the disclosure have been made.

3.Comment. Under the "Principal Investment Strategies" section of the prospectus, for the

Mirova US Climate Ambition Equity Segment, the second sentence of the first paragraph refers to

"high positive climate impact". Please explain further in the prospectus the criteria that the adviser considers in determining whether an investment has a high positive climate impact. Please also explain the threshold for high positive climate impact.

Response. In response to the Staff's comment, the Registrant has added the following sentences to the prospectus:

"Mirova US believes that an investment has a high positive climate impact when the strategy demonstrates a much better climate impact than its underlying benchmark, a market cap weighted index. This translates in two fundamental metrics: (i) an important reduction in negative impact on climate change, shown by the reduction in induced emissions (or carbon footprint) compared to the benchmark and in (ii) an important increase in saved emissions (coming from renewables and energy efficiency) compared to the benchmark."

4.Comment. Please include under the "Principal Investment Strategies" section of the prospectus, for the AIA International Developed Markets Equity ESG Segment, the identity of the primary provider used by AIA in analyzing potential investments. Please also briefly summarize the methodology of the provider at a high level.

Response. The International Developed Markets Equity ESG segment uses the iShares ESG Aware Developed (ESGD) ETF. As noted in the Registrant's response letter dated May 25, 2021, MSCI ESG Data and Analytics is the primary provider of ESG analysis used in the management of the ESGD ETF and its underlying MSCI EAFE Extended ESG Focus Index. MSCI ESG ratings assess the extent to which companies are positioned to manage ESG risks and take advantage of ESG opportunities, within an industry specific framework of forward-looking financial materiality. MSCI analysts transform company disclosures and information about a company published by sources outside of a company into ESG ratings and controversy scores. MSCI analysis is additionally used to identify business involvement with gambling, firearms, nuclear, tobacco, and alcohol. The segments exclude businesses involved with gambling, firearms, nuclear, tobacco, and alcohol; securities in these industries generally are excluded from the fund's investment universe.

AIA reserves the right to use ratings provided by MSCI ESG Data and Analytics and/or ratings provided by one or more other service providers. The Registrant respectfully submits that identification of MSCI in the prospectus would impose unnecessary licensing costs on the Funds and unduly hamper the Fund's ability to use ratings provided by other service providers in the future, and therefore would not be in the best interests of shareholders of the Funds. Accordingly, no additional changes to the disclosure have been made.

5.Comment. Please explain supplementally whether the Natixis Sustainable Future Funds' investments in underlying funds (such as the WCM Focused International Growth Fund) that are ESG integration funds are considered ESG investments. Please also explain why it would be appropriate to consider these fund ESG investments for the purposes of determining compliance with the required 80% names rule policy.

Response. The adviser sometimes may allocate a portion of the fund's assets to underlying funds whose managers integrate ESG factors into their investment processes; the WCM Focused International Growth Fund is such an underlying fund.

As noted in the response to Comment 1 above, the Registrant respectfully submits that an 80% policy is not required under Rule 35d-1 because the word "Sustainable," as used in each Fund's name, refers to an investment strategy rather than a type of investment.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete Assistant Secretary Natixis Funds Trust IV

cc:Natalie Wagner, Esq. Michael G. Doherty, Esq. John M. Loder, Esq.